Exhibit 4.13

Schedule 4.13

The Supplemental Indentures listed below were entered into in substantially the same form as the Supplemental Indenture (2022 Notes), dated as of September 25, 2015, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File no. 001-16109), filed with the Commission on September 25, 2015). The only material difference between the documents is the addition of new Company subsidiary guarantors under the applicable indenture.

1.	Second Supplemental Indenture, dated as of November 4, 2015, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee.

2.	Third Supplemental Indenture, dated as of January 8, 2016, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee.